

SI 17017160

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
APR 18 2017
Washington DC
412

SEC FILE NUMBER
8-28646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freimark Blair & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Park Way - 3rd Floor
(No. and Street)

Upper Saddle River	New Jersey	07458
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald H. Freimark (201) 760-0080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kremer, Leigh J.
(Name – *if individual, state last, first, middle name*)

95 Locust Avenue	Red Bank	NJ	07701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 APR 18 PM 3:09
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Donald H. Freimark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freimark Blair & Company, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H. Freimark, CEO & Chairman of Freimark Blair & Company, Inc., is a founder and Director of Trans-National Research Corporation, a geo-political research corporation. Mr. Freimark's wife, Lucille Amato, is a majority owner of Trans-National Research Corp. and Global Assesments. Global Assessments is a General Partner of Free Market Capital, L.P. and Short Term Equity Trading L.P. Mr. Freimark is minority investor in Free Market Capital L.P.

Signature

CEO and Chairman

Title

DANIEL E. SCHIMELPFENIG
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/22/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREIMARK, BLAIR & CO., INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

FREIMARK, BLAIR & CO., INC.

CONTENTS

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Shareholders
Freimark, Blair & Company, Inc.

We have audited the accompanying statement of financial condition of Freimark, Blair & Company, Inc., as of December 31, 2016, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended. These financial statements are the responsibility of Freimark, Blair & Company, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark, Blair & Company, Inc. as of December 31, 2016, and the results of operations, changes in shareholder equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Leigh J. Kremer, CPA
Red Bank, New Jersey
February 20, 2017

FREIMARK, BLAIR & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash & cash equivalents	$ 2,236,204
Securities owned at market	100,680
Prepaid expenses	5,327
Other receivable	351,985
TOTAL ASSETS	$ 2,694,196

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 38,320
TOTAL LIABILITIES	38,320
STOCKHOLDERS' EQUITY	
Class A voting common stock, no par value, authorized 2,000 shares issued and outstanding, 1,000 shares	50,000
Class B non-voting common stock, no par value, authorized 400 shares issued and outstanding, 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares none issued and outstanding	0
Less treasury stock at cost	(751,615)
Retained earnings	3,354,991
TOTAL STOCKHOLDERS' EQUITY	2,655,876
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,694,196

Please see the notes to the financial statements.

FREIMARK, BLAIR & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Commission revenues	$ 277,794
Commission & execution expenses	(212,519)
Trading revenues	1,090,297
Net revenues	1,155,572
General and administrative expenses:	
Salaries & consulting	176,601
General administration	898,760
Total general and administrative expenses	1,075,361
Income from operations	80,211
Other income:	
Interest income	6,326
Dividend income	1,815
Other income	7,106
Net income before income tax provision	95,459
Provision for income taxes	(6,191)
Net income	$ 89,268

Please see the notes to the financial statements.

FREIMARK, BLAIR & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES	
Net Income	$ 89,268
Adjustment for non-cash items:	
Unrealized trading revenues	(13,425)
Changes in other operating assets and liabilities:	
Prepaid expenses	(696)
Other receivable	(344,570)
Accounts payable & accrued expenses	(40,399)
Distributions payable	(47,149)
NET CASH USED BY OPERATIONS	(356,971)
NET INCREASE (DECREASE) IN CASH	(356,971)
CASH AT DECEMBER 31, 2015	2,593,175
CASH AT DECEMBER 31, 2016	$ 2,236,204
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$ 6,723
Income taxes paid durng the fiscal year	$ 3,239

Please see the notes to the financial statements.

FREIMAR, BLAIR & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common A and Common B Stock	Treasury Stock	Retained Earnings	Total
Balances at December 31, 2015	$52,500	($751,615)	$ 3,265,723	$ 2,566,608
Treasury stock purchased				-
Distributions				-
Net income for the fiscal year			89,268	89,268
Balances at December 31, 2016	$52,500	($751,615)	$3,354,991	$2,655,876

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Freimark, Blair & Co., Inc. (the Company) is a privately held corporation formed in New York in 1982 for he purpose of conducting business as a securities broker/dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients and trades for its own account.

2. Summary of Significant Accounting Policies

Use of Estimates-The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues-Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection. Realized gains and losses from trading revenues are recorded on the trade date. Open positions are marked to the market using the closing settlement process of the open positions at the report date.

Cash-For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual stockholders and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair-Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumption market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined is based on the lowest level input that is significant to the fair value measurement.

The Company's securities investment is a Level 1 investment at December 31, 2016.

Cash, deposits with clearing brokers, securities at fair value, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker

Freimark, Blair & Co., Inc.
Notes to the Financial Statements (Continued)
For the Year Ended December 31, 2016

5. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash deposits and deposits with clearing brokers, which are uninsured. If the clearing broker becomes insolvent, the Company's assets at the clearing broker could become impaired.

The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,283,462 which exceeded the minimum requirement of $100,000 by $2,183,462. The Company's ratio of aggregate indebtedness to net capital was .0168 to 1

7. Income Tax Provision

Provision for income taxes is comprised of the following:	
Net income (loss) before provision for income taxes	$95,484
State Income Tax	
NY-Statutory minimum	$25
NJ-Income tax	$6,191
Federal income Tax	
S-Corporation-disregarded entity	$0
Provision for income Taxes	$6,216

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

FREIMARK, BLAIR & CO., INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2016

CREDITS		
Stockholders' equity		$ 2,655,876
DEBITS		
Prepaid expense	5,327	
Other receivable	351,985	
TOTAL DEBITS		357,312
NET CAPITAL BEFORE HAIRCUTS		2,298,564
Haircuts on securities and money market funds		15,102
NET CAPITAL		2,283,462
Minimum requirements of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 2,183,462
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 38,320
		$ 38,320

Ratio of aggregate indebtedness to net capital 0.0168 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the report of independent registered public accounting firm.

FREIMARK, BLAIR & CO., INC.

EXEMPTION REPORT PURSANT TO RULE 17A-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to Be Made By Certain Broker Dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (d)(4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(ii).

The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(ii) throughout their most recent fiscal year ended December 31, 2016.

Freimark Blair & Company, Inc.

I, Donald H. Freimark, swear (or affirm) that, to my best knowledge and belief this Exemption Report is true and correct.

By: 

Title: Chairman + CEO

Date: December 31, 2016

Please see the report of independent registered public accounting firm on exemption from filing compliance report.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Freimark, Blair & Company, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Freimark, Blair & Company, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Freimark, Blair & Company, Inc. stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Freimark, Blair & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Freimark, Blair & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Leigh J. Kremer, CPA
Red Bank, N.J.
February 20, 2017

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

The Shareholders
Freimark, Blair & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Freimark, Blair & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Freimark, Blair & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Freimark, Blair & Company, Inc.'s management is responsible for the Freimark, Blair & Company, Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Leigh J Kremer, CPA
Red Bank, NJ 07701
February 20, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1421*******************MIXED AADC 220
28646 FINRA DEC
FREIMARK BLAIR & CO INC
1 PARK WAY 3RD FL
UPPER SADDLE RIVER NJ 07458-2388

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STUART APPELSON 609-933-3012

2. A. General Assessment (item 2e from page 2) $ 3,025
   B. Less payment made with SIPC-6 filed (exclude interest) (1,724)
   07/28/2016
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,301
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,301
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ Funds Wired ☐
   Total (must be same as F above) $ 1,301
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FREIMARK BLAIR + CO. INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 3RD day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

FREIMARK BLAIR & Co. INC

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,383,336
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,945
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	152,519
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	13,425
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,380	
Enter the greater of line (i) or (ii)	1,380
Total deductions	173,269
2d. SIPC Net Operating Revenues	$1,210,067
2e. General Assessment @ .0025	$3,025
	(to page 1, line 2.A.)



Freimark Blair
& Company, Inc.

Since 1982

One Park Way • Upper Saddle River, New Jersey 07458
Phone (201) 760-0080 • Fax (201) 760-0051 • fblc@freimark.com

April 10, 2017

VIA CERTIFIED MAIL

Securities & Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Re: Freimark Blair & Company, Inc. Annual Audited Report – Corrected Filing

Dear Sir or Madam:

Enclosed please find two corrected filings of our firm's Annual Report. The original filing that was sent to you on 2/27/17 contained a typo on page 11 – Exemption Report. Paragraph two and three of this report **should have quoted Rule 15c3-3(k)(2)(ii)** instead of Rule 15c3-3(k)(2)(i).

We apologize for the error and enclose two sets of our corrected Annual Report filing.

Sincerely,

Donald H. Freimark
Chairman

Enclosures